Exhibit 99.86

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES 30 DAY RATES AND

ANNOUNCES EXPANDED 2023 DRILLING PROGRAM

Thousand Oaks, CALIFORNIA, July 25, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to provide an operations update for its Tishomingo field in Oklahoma.

Barnes 8-1H and 8-2H Caney Wells

The Barnes 8-2H well had a thirty-day production rate of 476 barrels of oil equivalent per day (BOEPD), with 80% being oil. The Barnes 8-1H had a thirty-day production rate of 390 BOEPD, with 81% being oil. The Company attributes the higher production rate of the Barnes 8-2H well to it being in the Lower part of the Caney formation but believes both are economic wells at their forecasted decline curves. The data collected to date indicates that the optimum development of the Caney, at six well spacing, should be with all six wells placed in the lower Caney, which will access the Upper and Lower Caney reserves.

Barnes 8-3H, T-zone Well

The Barnes 8-3H well, which is the first T-zone well that utilized the Company’s latest fracture stimulation technique, is performing better than previous T-zone wells. The well had a thirty-day production rate of 480 BOEPD, with 68% being oil. The Barnes 8-3H is producing at a 20% higher oil rate than our previous best performing T-zone well.

Additional Wells and Drilling Program Expansion

Drilling is underway on the Barnes 7-5H well, which will be followed by the Barnes 7-4H well. Both wells are targeting the Lower Caney formation, and both will be fracture stimulated simultaneously after the drilling is complete.

The Company now plans to drill another three well pad immediately after the Barnes 7-4H is finished drilling. The three well pad is planned to consist of two Lower Caney formation wells and one T-zone well. This will expand our 2023 drilling program to eight wells from the previous forecast of 6-7 wells for the year.

The Company plans to release earnings after market close on August 3, 2023, and has also uploaded a new investor presentation to its website.

Wolf Regener, President, and CEO commented, “We are pleased with the first three wells in our 2023 program as we continue to fine-tune our development program to maximize the value of the field. The Barnes 8-1H and 8-2H wells are on track to confirm our belief that the downspacing of the Caney is economic, which should enable much more production from this field.

“We continue to monitor the Barnes 8-3H T-zone well, and we believe that the early results indicate that T-zone wells will be economic. Achieving commercial rates from the T-zone could add many additional well locations and reserves that are not currently reflected in our reserve estimates. The T-zone formation is present over our entire acreage block and is thus potentially very significant to the Company.

“Our confidence in the early results from these wells has led us to increase the number of wells we plan to drill this year.

“It is important to note that while we often speak of average production rates, wells vary in productivity, as is typical and to be expected when developing oil fields. Based on our analysis, we anticipate the next sets of Caney downspaced wells to have higher initial production rates.

“We are also very pleased that the wells we drilled in 2022 are doing so well. In our updated investor presentation, the individual production rates of these wells are now shown.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.